Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd./ Sesa Goa Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

29 April 2015

Vedanta Limited Consolidated Results for the fourth Quarter

and full year ended 31 March 2015

Strong Underlying Results in a Weak Commodity Price Environment

FY2015 total dividend 26% higher

Mumbai, India: Vedanta Limited (formerly known as Sesa Sterlite Ltd./Sesa Goa Ltd.) today announced its audited consolidated results for the fourth quarter (Q4) and full year ended 31 March 2015 (FY 2015).

The Company has been renamed ‘Vedanta Limited’ from ‘Sesa Sterlite Limited’ on 21 April 2015. The name change aligns the Company’s identity with that of its parent, Vedanta Resources Plc, and provides a unified branding for Vedanta, as a diversified natural resources group.

Financial Highlights for FY2015

•	Strong underlying results, on the back of a diversified portfolio, in a weak commodity price environment

•	Revenue at Rs. 73,364 crore

•	EBITDA at Rs. 22,226 crore; EBITDA margin of 41%[1]

•	Attributable pre-exceptional PAT at Rs. 5,060 crore

•	Gross debt reduced by Rs. 2,814 crore during the year, Cash & Cash equivalents of over Rs. 46,200 crore

•	Free Cash Flow post capex of Rs. 3,425 crore

•	Contribution of Rs. 27,900 crore to the Indian Exchequer during the year, in the form of taxes, duties, royalties and profit petroleum

•	Exceptional items includes a one-time non cash impairment charge of Rs. 19,956 crore largely relating to Cairn India acquisition goodwill and the Sri Lanka Block on account of a steep fall in crude oil prices

•	Final dividend of Rs. 2.35 per share; FY2015 total dividend 26% higher at Rs. 4.1 per share

Operational Highlights for FY2015

•	Record full year production of mined metal at Zinc India; better positioned for underground transition

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 9
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

•	Record full year Aluminium and Alumina production; started new Jharsuguda-II and Korba-II smelters

•	Commenced Iron ore production at Karnataka, final approval awaited at Goa; record annual production of Pig Iron

•	Oil & Gas production normalised post shutdown in Q2

Mr. Tom Albanese, CEO, Vedanta Limited, said: “There have been several positive developments in 2015; record annual mined metal production at Zinc-India, record aluminium production as the new Jharsuguda-II and Korba-II smelters are ramping up well, and record alumina production at the Lanjigarh refinery. We have also commenced iron ore production in Karnataka and mining activities in Goa are expected to resume in the latter half of 2015. We have taken actions to maintain financial strength and flexibility during this period of weak commodity prices through capital re-phasing and cost management initiatives. We remain confident of our diversified business model and low cost asset base and will continue to generate attractive returns to our shareholders.”

He also added, “Our Q4 results include a one-time non-cash impairment charge of acquisition goodwill, largely relating to the Oil & Gas business and the Sri Lanka Block on account of a steep fall in crude oil prices. This has no impact on the production or future earnings capacity of these assets.”

[1]	Excludes custom smelting at Zinc and Copper India operations

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 9
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

Consolidated Financial Performance

The merger of Sesa Goa Ltd. and Sterlite Industries India Ltd., and the Vedanta Group consolidation was completed in August 2013. Consequently Q4 and FY2015 performance is compared with the adjusted proforma numbers of respective periods, which are more representative of the performance during the period.

					(In Rs. crore, except as stated)
	Q4			Q3	Full Year
Particulars (In Rs. Crore, except as stated)	FY 2015 Actual	FY 2014 (Adjusted Proforma)	% Change YoY	FY 2015	FY 2015 Actual	FY2014 (Adjusted Proforma)	% Change YoY
Net Sales/Income from operations	17,732	20,785	(15)%	19,128	73,364	72,591	1%
EBITDA	3,986	6,665	(40)%	6,234	22,226	25,603	(13)%
EBITDA margin [1] (%)	28%	45%	—	43%	41%	47%	—
Finance cost	1,321	1,537	(14)%	1,329	5,659	6,111	(7)%
Other Income	41	764	(95)%	429	2,367	2,210	7%
Forex loss/ (gain)	184	30	—	(393)	(611)	(505)	—
Profit before Depreciation and Taxes	2,275	5,961	(62)%	5,639	19,088	21,937	(13)%
Depreciation	250	1,469	(83)%	1,782	5,110	5,584	(8)%
Amortisation of goodwill	514	924	(44)%	546	2,050	2,840	(28)%
Profit before Exceptional items	1,787	3,569	(50)%	3,311	12,204	13,514	(10)%
Exceptional Items	19,956	167	—	0	22,129	167	—
Taxes	549	328	68%	478	1,448	1,000	45%
Profit After Taxes	(18,718)	3,074	—	2,834	(11,373)	12,347	—
Profit After Taxes (before exceptional)	1,166	3,241	(64)%	2,834	10,183	12,514	(19)%
Minority Interest	514	1,852	(72%)	1,246	4,276	7,342	(42%)
Attributable PAT (after exceptional)	(19,228)	1,222	—	1,588	(15,646)	5,005	—
Attributable PAT (before exceptional)	491	1,389	(65)%	1,588	5,060	5,172	(2%)
Basic Earnings per Share (Rs./share)	(64.85)	4.12	—	5.35	(52.77)	16.88	—
Earnings per Share before exceptional (Rs./share)	1.66	4.69	(65)%	5.35	17.07	17.44	(2%)
Exchange rate (Rs./$) – Average	62.25	60.50	3%	62.00	61.15	60.50	1%
Exchange rate (Rs./$) – Closing	62.59	60.10	4%	63.33	62.59	60.10	4%

1.	Excludes custom smelting at Zinc and Copper India operations

Revenue

Revenues in Q4 were 7% lower sequentially and 15% lower Y-o-Y, on account of decline in oil and copper prices.

Revenue for the year remained strong, up by 1% at Rs. 73,364 crore. Higher volumes at Copper India, aluminium ramp up at Korba, commissioning of Unit I at TSPL and iron ore sales from Karnataka partially offset weaker commodity prices in the latter half of the year.

EBITDA and EBITDA Margin

EBITDA in Q4 was 36% lower sequentially and 40% Y-o-Y on account of lower commodity prices, particularly a 50% fall in oil prices, and higher exploration charges at Cairn India. Additionally, increased levy provision of 35% of royalty for District Mineral Foundation (33%) and National Mineral Exploration Trust (2%) at Zinc India post MMDR Act impacted margins sequentially.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 9
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

Normalised EBITDA during Q4 was Rs. 4,500 crore excluding the impact of one-off charges on exploration expenses in Oil & Gas segment of Rs. 280 crore and provision made for GRIDCO receivable of Rs. 270 crore.

EBITDA for the full year was Rs. 22,226 crore, a decline of 13% due to lower volumes, increased exploration costs, lower prices and higher profit petroleum in the Oil & Gas segment. This was supplemented by lower volumes during H1 2015 and higher costs of production on account of increase in royalty rates and coal prices at Zinc India. Weaker oil prices were significantly offset by stronger Zinc and Aluminium premium and prices during the year.

Depreciation and Amortisation

The Company has with effect from 1st April 2014, revised the estimated useful lives of various assets in its metals, mining and power businesses based on an independent technical study and management’s assessment thereof. In addition, one-time adjustments in the Oil & Gas business relating to de-commissioning expenses led to lower depreciation during the year. Consequently, the depreciation charge for the quarter and the year is lower by Rs. 1,219 crore and Rs. 474 crore respectively.

This was partially offset by higher depreciation charge at Cairn India, with effect from 1st April 2014, on account of change in depreciation method from Straight Line Method (SLM) to Unit of Production (UOP) on tangible assets by Rs. 401 crore. Capitalization of aluminium pot-lines at Korba Plant II and Unit I of TSPL during Q2 and capitalization of pipeline expenses at Cairn during Q4 for the full year added to the depreciation for the year. Thus depreciation for the full year was at Rs. 5,110 crore as compared to Rs. 5,584 crore in FY2014.

Amortisation of goodwill was lower by Rs. 410 crore and Rs. 790 crore for Q4 and the full year respectively, mainly due to accelerated charge in the previous year at Lisheen.

Net Interest

Finance cost was 7% lower at Rs. 5,659 crore as compared to Rs. 6,111 crore in previous year. This was on account of initiatives pertaining to lower cost refinancing of external loans including FCCBs, project loans as well as part repayment of Cairn India acquisition related intercompany loan from parent, Vedanta Resources Plc.

Other income for the quarter at Rs. 41 crore is significantly lower than the corresponding previous quarter as well as sequentially. This was largely due to timing differences where income earned on certain investments are recognized at maturity. Other income was also significantly lower than that recognized at our subsidiaries, HZL and Cairn India, due to non-accrual of income on account of partial adoption of AS 30 at Vedanta Ltd. as compared to complete adoption of AS 30 at these subsidiaries. The full year other income is higher than previous year due to marked to market gains on the investment portfolio in a declining interest rate environment.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 9
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

Exceptional Items, including Impairment of Goodwill

Exceptional items in Q4 was Rs. 19,956 crore, which included Rs. 19,180 crore of impairment charge relating to goodwill created on acquisition of Cairn India. The impairment was triggered by a steep fall in crude oil prices, leading to a downward revision of the carrying values on the books. Sri Lankan exploratory assets in the Oil & Gas segment have also been impaired by Rs. 505 crore (as announced by Cairn India Ltd.) given the commercial non-viability of the discovery in light of a softer oil price outlook. Further, Rs. 281 crore is on account of impairment of acquisition goodwill related to Copper Mines of Tasmania, Australia which has been under care and maintenance following a mud rush in January 2014.

The above mentioned impairment is a non-cash charge and does not affect any of the Company’s financial covenants, its funding position or its earning capacity.

In addition to the above, full year exceptional items also include Rs. 2,128 crore (gross of tax) provided for in Q1 resulting from change in method of depreciation at Cairn India for the period up to 31st March 2014. This was supplemented by Rs. 45 crore provided for in Q2 relating to write off recognised in respect of investment in cancelled coal blocks of the company in September 2014 pursuant to the Supreme Court decision; this was revised down to Rs. 34 crore in Q4, hence there was a write back of Rs. 11 crore in Q4.

Non-Operational Forex Loss/Gain

FY2015 includes a net forex gain of Rs. 611 crore primarily due to the impact of the weaker rupee on the dollar denominated cash and liquid investments at Cairn India.

Taxation

Tax charge in FY2015 is Rs. 1,448 crore (Rs. 2,019 crore before exceptional item with tax rate of 16%) compared with Rs. 1,000 crore (tax rate 7%) in FY2014.

The movement in effective tax rate is primarily driven by higher deferred tax recognised due to higher exploration & development spend in Cairn India. This was further accentuated by deferred tax assets on losses in FY2014 in the standalone business.

Attributable Profit after Tax and EPS (before Exceptional Items)

As a result of lower EBITDA on account of weak commodity prices being more than offset by lower finance costs, depreciation, amortisation and minority interests, the attributable Profit after Tax (before exceptional items) for FY2015 was stable at Rs. 5,060 crore against Rs. 5,172 crore in FY 2014. Minority interest at 50% for the year (59% in FY2014) was driven by higher profitability in fully owned Aluminium & Copper businesses at Ved Ltd. standalone and lower profit in Oil & Gas subsidiary. The earnings per share before exceptional items were Rs. 17.07 per share for FY 2015 as compared to Rs. 17.44 per share in previous year.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

Borrowings and Investments

Gross debt reduced by Rs. 2,814 crore to Rs. 77,752 crore as on 31st March 2015 from Rs. 80,566 crore as on 31 March 2014. This was largely driven by retirement of loans from available cash balances.

Out of total loan of Rs. 77,752 crore, the loan in INR currency is Rs. 33,512 crore and balance Rs. 44,240 crore is in US dollar. Further, the gross debt comprises of long term loans of Rs. 64,116 crore and short term working capital loans of Rs. 13,636 crore. Average rate of borrowing was 7.9% in FY 2014-15.

We continue to have a strong balance sheet with cash and liquid investments of Rs. 46,212 crore as on March 31, 2015 which is mostly invested in debt related mutual funds, bank deposits and bonds.

The company has a long term rating of AA+ (negative) from CRISIL.

Dividend

The Board has declared a final dividend of Rs 2.35 per share. The total dividend including interim dividend for FY2015 is Rs 4.10 per share. The total dividend outgo will be Rs. 1,216 crore.

Corporate

Sesa Sterlite Limited renamed Vedanta Limited

The Shareholders of the Company approved the name change of the Company through Postal Ballot, results of which were announced on March 30, 2015. The name change to Vedanta Limited was effective post issue of ‘Fresh Certificate of Incorporation’ issued by the Registrar of Companies, Goa, Ministry of Corporate Affairs (MCA), Govt. of India. The name change aligns the Company’s identity with that of its parent, Vedanta Resources Plc, and provides a unified branding for the Vedanta group, as a diversified natural resources company. The name change is a significant milestone which reflects Vedanta’s continued commitment to strengthen the linkage between its businesses, communities and stakeholders.

The change in the name of the company will have no impact on the divisions and subsidiaries of the company.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

Annexure

Debt and Cash

	(in Rs. Crore)
Company	31 March 2015			31 December 2014			31 March 2014
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Ved Ltd Standalone	37,636	840	36,796	38,480	693	37,787	38,943	2,459	36,484
Zinc India	—	27,192	(27,192)	—	26,355	(26,355)	—	23,943	(23,943)
Zinc International	—	857	(857)	—	1,398	(1,398)	—	1,204	(1,204)
Cairn India	—	17,040	(17,040)	158	18,079	(17,921)	—	23,017	(23,017)
BALCO	5,456	2	5,454	5,508	2	5,506	4,786	1	4,785
Talwandi Sabo	6,541	152	6,389	6,343	20	6,323	5,028	22	5,006
Cairn acquisition SPV [1]	26,850	54	26,796	27,145	116	27,029	30,614	50	30,564
Others [2]	1,269	75	1,194	1,462	143	1,319	1,195	101	1,094

Ved Ltd Consolidated	77,752	46,212	31,540	79,096	46,806	32,290	80,566	50,797	29,769

1.	As on 31 March 2015, debt at Cairn acquisition SPV comprises Rs.10,640 crore of bank debt and Rs.16,210 crore of inter-company debt from Vedanta Resources Plc. There was an accrued interest payable of Rs.100 crore on the inter-company debt.
2.	Others includes CMT, VGCB, Fujairah Gold, and Vedanta Ltd. investment companies.

Debt Maturity Profile

					(in Rs. Crore)
Particulars [1]	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2020 & Later	Total
Ved Ltd. Standalone	3,841	3,196	6,425	6,599	2,614	2,859	25,534
Ved Ltd. Subsidiaries	8,123	3,724	3,374	3,328	1,363	2,460	22,372

Total	11,964	6,920	9,799	9,927	3,977	5,319	47,906

[1]	Maturity profile excludes working capital facilities of Rs.13,636 crore and inter-company loan from Vedanta Plc

Debt numbers in the tables above are at book value

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

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CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

The results call will be at 6:00 PM (IST) on Wednesday, 29 April 2015, where we will refer to the above mentioned presentation. The dial-in numbers for the call are:

Event		Telephone Number

Earnings conference call on 29 April 2015	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1088 Mumbai standby access +91 22 6746 8388
	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045
	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448
	UK – 1:30 PM (UK Time)	Toll free number 0 808 101 1573
	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133
For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (29 April 2015 to 6 May 2015)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#

For further information, please contact:

Communications Roma Balwani Executive Vice President – Group Communications & CSR	Tel: +91 22 6646 1330 gc@vedanta.co.in
Investor Relations Ashwin Bajaj Senior Vice President – Investor Relations Sheetal Khanduja Assoc. General Manager – Investor Relations Sunila Martis Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 9
CIN: L13209GA1965PLC000044

Results for the Fourth Quarter and Full Year Ended 31 March 2015

About Vedanta Limited

Vedanta Limited (formerly known as Sesa Sterlite Ltd./Sesa Goa Ltd ) is one of the world’s largest diversified natural resources companies. Our business primarily involves exploring, extracting and processing minerals and oil & gas. We produce oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Vedanta Ltd has a strong position in emerging markets with over 80% of its revenues from India, China, East Asia, Africa and the Middle East.

Sustainability is at the core of Vedanta Ltd’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

Vedanta Ltd is a subsidiary of Vedanta Resources plc, a London-listed company. Vedanta Ltd is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 9 of 9
CIN: L13209GA1965PLC000044